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                                                              OMB APPROVAL
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                     UNITED STATES OMB                 Number:         3235-0145
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                                                       -------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                    MESA Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    590911103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Scott B. Bernstein, Esq.
                               Caxton Corporation
                              315 Enterprise Drive
                              Plainsboro, NJ 08536
                                 (609) 936-2580
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 5, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   76655L101                               Page    2    of   7   Pages
         -----------------                               -------    -----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caxton International Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            0
     SHARES       --------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH               4,054,448**
    REPORTING     --------------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH
                         0
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         4,054,448**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,054,448**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** The reporting person disclaims beneficial ownership of 5% or more of the Common Stock

                                  SCHEDULE 13D

CUSIP NO.   76655L101                               Page    3    of   7   Pages
         -----------------                               ------     -----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce S. Kovner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
  BENEFICIALLY           -0-
    OWNED BY      --------------------------------------------------------------
      EACH          8    SHARED VOTING POWER
    REPORTING
     PERSON              4,054,448**
      WITH        --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         -0-
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         4,054,448**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,054,448**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** The reporting person disclaims beneficial ownership of 5% or more of the Common Stock

Item 1.  Security and Issuer.
-------  --------------------

     This Statement relates to the common stock, $.01 par value (the "Common Stock"), of MESA Inc., a Texas corporation (the "Company"), 1400 Williams Square West, 5205 North O'Connor Blvd, Irving, Texas 74038-3746. The Common Stock is traded primarily on the New York Stock Exchange.


Item 2.  Identify and Background.
-------  ------------------------

     (a) This Statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), and Mr. Bruce S. Kovner.

     (b) The address of the principal place of business of Caxton International is c/o its Manager, Leeds Management Services Limited, 129 Front Street, Penthouse, Hamilton HM12, Bermuda. The business address of Mr. Kovner is 667 Madison Avenue, New York, New York 10021.

     (c) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests, as well as securities and other investments. The principal occupation of Mr. Kovner is Chairman of Caxton Corporation.

     (d) Neither person filing this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither person filing this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kovner is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     An aggregate of $7,806,387.50 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired the Common Shares (as defined in Item 5 below). An aggregate of $4,499,994.48 was paid in connection with a rights offering pursuant to which Caxton International acquired the Preferred Shares (as defined in Item 5 below). All of the foregoing amounts were paid out of Caxton International's working capital.



                                Page 4 of 7 pages

Item 4.  Purpose of Transaction.
-------  -----------------------

     The purpose of the acquisition of shares of Common Stock and Series A Preferred Stock by Caxton International is for investment. Caxton International may make further purchases of Common Stock or Series A Preferred Stock from time to time and may dispose of any or all of the shares of Common Stock or Series A Preferred Stock beneficially owned by it at any time. Neither person filing this Statement has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Such persons may, at any time and from time to time, review or reconsider their position with respect to the Common Stock or Series A Preferred Stock of the Company and may, at any time and from time to time, formulate plans or proposals with respect to any such matters, but neither has any present intent of doing so.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) Caxton International beneficially owns (i) 2,000,000 shares of Common Stock (the "Common Shares") and (ii) 2,054,448 shares (the "Preferred Shares") of Series A 8% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") which is convertible by Caxton International within 60 days into 2,054,448 shares of Common Stock (the "Underlying Shares"). Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Caxton International is deemed to beneficially own the Underlying Shares.

     Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation. Caxton Corporation is the Manager and majority owner of Caxton Associates, L.L.C. As trading advisor to Caxton International, Caxton Associates, L.L.C. has voting and dispositive power with respect to investments made by Caxton International. As a result of the foregoing, Mr. Kovner may be deemed to beneficially own the Common Shares and Underlying Shares owned by Caxton International.

     The Common Shares represent approximately 3.1% of the total shares of Common Stock issued and outstanding. The Preferred Shares represent approximately 3.5% of the total shares of Series A Preferred Stock issued and outstanding. In accordance with Section 13d-3(d)(1) of the Exchange Act, assuming conversion of only the shares of Series A Preferred Stock owned by Caxton International, the Common Shares and Underlying Shares represent approximately 6.1% of the total shares of Common Stock. However, (i) the Series A Preferred Stock is registered under the Exchange Act and (ii) except for certain special voting rights afforded to holders of Series A Preferred Stock and Series B Preferred Stock of the Company, the holders of Common Stock, Series A Preferred Stock and Series B Preferred Stock of the Company vote as a single class on all matters brought before the Company's shareholders. Accordingly, since (i) the holders of Series A Preferred Stock essentially vote as a class with holders of Common Stock and (ii) Caxton International owns 3.3%, constituting less than 5% of the total issued and outstanding shares of Common Stock and Series A Preferred Stock considered as a single class, Caxton International and Mr. Kovner each disclaim beneficial ownership of 5% or more of the Common Stock.



                                Page 5 of 7 pages

     (b) Mr. Kovner, through his relationship with Caxton International discussed in Item 5(a) above, and Caxton International share the power to vote (or direct the vote) and the power to dispose (or direct the disposition of) all of the Common Shares and Underlying Shares.

     (c) Caxton International acquired the Common Shares in a series of open market transactions effected on the New York Stock Exchange between April 12, 1996 and May 10, 1996. Caxton International acquired 1,991,148 of the Preferred Shares on August 8, 1996 and August 16, 1996 pursuant to a rights offering to all holders of Common Stock, 23,017 of the Preferred Shares as a dividend on September 16, 1996 and 40,283 of the Preferred Shares as a dividend on December 16, 1996.

     (d) No person other than the record owner referred to herein of shares of Common Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such Shares of Common Stock.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or RelationShips
-------  with Respect to Securities of the Issuer.
         --------------------------------------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.



                                Page 6 of 7 pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 26, 1997               CAXTON INTERNATIONAL LIMITED


                                        By: /S/
                                            -----------------------------------
                                            Name:
                                            Title:


                                        By: /S/
                                            -----------------------------------
                                            Name:
                                            Title:


                                        /S/
                                        ----------------------------------------
                                        Bruce S. Kovner, By Peter D'Angelo,
                                        Attorney-In-Fact



                                Page 7 of 7 pages

                                                                    Exhibit 1


                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)



     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  February 26, 1997                CAXTON INTERNATIONAL LIMITED


                                        By: /S/
                                            -----------------------------------
                                            Name:
                                            Title:


                                        By: /S/
                                            -----------------------------------
                                            Name:
                                            Title:


                                        /S/
                                        ----------------------------------------
                                        Bruce S. Kovner, By Peter D'Angelo,
                                        Attorney-In-Fact